SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _____)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C.	Daniel M. Miller
Ronald G. Murray	Dorsey & Whitney LLP
Farris, Vaughan, Wills & Murphy LLP	Suite 1605
25th Floor	777 Dunsmuir Street
700 West Georgia Street	P.O. Box 10444, Pacific Centre
Vancouver, B.C.	Vancouver, B.C.
Canada V7Y 1B3	Canada V7Y 1K4

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE
The following documents are filed as part of this pre-commencement Schedule 14D-9:
1.	Information Agent Script for Outgoing Calls

2.	Material Change Report, dated September 28, 2006, in connection with an amended license agreement between AnorMED Inc. and Poniard Pharmaceuticals, Inc.

3.	Amendment No. 1 to License Agreement, effective as of September 18, 2006, between AnorMED Inc. and Poniard Pharmaceuticals, Inc.

4.	Material Change Report, dated September 28, 2006, in connection with the Support Agreement, dated as of September 26, 2006, between AnorMED Inc. and Millennium Pharmaceuticals, Inc.

AnorMED INC.
RECOMMENDING REJECTION OF THE GENZYME OFFER TO PURCHASE ALL OUTSTANDING COMMON SHARES OF ANORMED.
Security Type: Common share, AnorMED Ticker: TSX — AOM, NASDAQ- ANOR
Genzyme Corp Offer Expiry Date: October 7, 2006, 12:01 a.m., (Vancouver time)
Out-bound Script
Hello, my name is <insert your name>, and I’m calling from Kingsdale Shareholder Services Inc to speak with <insert shareholder name> concerning his/her investment in AnorMED Inc. <wait for response> Can I speak to you briefly about the offer by Genzyme to purchase your common shares of AnorMED?
IF YES
Thank you.
We would like to update you with the latest development.
The Board of Directors recommends that AnorMED Shareholders REJECT the Genzyme Offer and NOT TENDER their AnorMED Shares.
The Board of Directors has entered into a support agreement with respect to a planned tender offer by a wholly owned subsidiary of Millennium Pharmaceuticals, Inc. under which Millennium would acquire all of the outstanding common shares of AnorMED, including all common shares issuable on the exercise of outstanding stock options, for US$12.00 per share in cash.
Here are some of the principal reasons for the recommendation of the Board of Directors to AnorMED Shareholders that they REJECT the GENZYME Offer and NOT TENDER their AnorMED Shares to the GENZYME Offer.
•	The planned tender offer by Millennium represents a 21% premium to the closing price of AnorMED’s common shares on September 25, 2006, and a 40% premium to the unsolicited tender offer commenced by Genzyme.
•	We believe that the planned tender offer by Millennium will provide our shareholders with an immediate and certain value for their investment in AnorMED.
•	The Board of Directors believes that the Genzyme offer undervalues the AnorMED shares and will not be supported by the market and AnorMED will only consider the premium bids to maximize shareholder value.
(See Summary Sheet for more information)
IF NO
May I please give you our toll-free number and email address if you have any questions?
Call 1-866-639-3460 or
Email:contactus@kingsdaleshareholder.com
Facsimile:416-867-2271
Banks and Brokers call Collect:416-867-2272
Thank you for your time.

Answering Machines Message
“Hello, this message is for <insert shareholder name>. This is <insert your name> from Kingsdale Shareholder Services Inc., and I’m calling concerning your investment in AnorMED Inc. I am calling on behalf of the management of AnorMED Inc. who recommends that you reject the offer by GENZYME to purchase your shares. Your Board of Directors recommends that you reject the Genzyme offer and not tender your AnorMED Shares. If you have any questions or require further assistance we can be reached at 1-866- 639-3460 or visit Kingsdale Shareholder Services website at www.kingsdaleshareholder.com Thank you very much for your time. Have a nice day/night!
Remember: Speak slowly, especially when providing a phone number.
Caller — please provide written comments of the following:
     1) Tendered, 2) Undecided (provide written comments), 3) Against (provide written comments) or 4) For
When the tender offer is commenced by Millennium, AnorMED will file with the U.S. Securities and Exchange Commission (the “SEC”) and applicable securities commissions in Canada, a Directors’ Circular that will contain important information for shareholders to read, including the Board’s recommendation regarding the offer. The Directors’ Circular will be available free of charge on the SEC’s website at www.sec.gov, at www.sedar.com or from AnorMED’s Secretary at Suite 200 — 20353 64 th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished to the SEC and applicable securities commission in Canada by AnorMED may be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

AnorMED Inc. (the “Company”)
Suite 200, 20353 — 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.	Date of Material Change

September 18, 2006

Item 3.	News Release

On September 19, 2006, the Company issued a press release relating to the material change. The press release was disseminated via Canada NewsWire.

Item 4.	Summary of Material Change

On September 18, 2006, the Company entered into an agreement to amend its license agreement with Poniard Pharmaceuticals Inc. (“Poniard”) in respect of the Company’s proprietary anti-cancer drug picoplatin (NX473) (the “License Agreement”) whereby, among other things, the Company will receive US$10 million in cash from Poniard in consideration for amending the License Agreement to expand the licensed territories to worldwide, forego future development milestones and reduce royalty payments.

Item 5.	Full Description of Material Change

On September 18, 2006, the Company entered into an agreement to amend its license agreement with Poniard Pharmaceuticals Inc. (“Poniard”) in respect of the Company’s proprietary anti-cancer drug picoplatin (NX473) (the “License Agreement”).

Under the terms of the original agreement from 2004, the Company granted Poniard exclusive global rights, excluding Japan, to develop, manufacture and commercialize picoplatin. The Company received a one-time initial license fee payment of US$1 million cash and US$1 million in Poniard common stock. In addition, the Company was eligible to receive additional milestone payments totalling up to US$13 million, payable in cash or a combination of cash and Poniard common stock, and royalty payments of up to 15% of product sales and a share of sublicensing revenue, assuming the future approval for marketing by regulatory authorities.

Under the terms of the new amendment, the Company will receive a cash payment of US$5 million by October 16, 2006 and an additional cash payment of US$5 million by March 31, 2007. The amendment expands Poniard’s licensed rights to picoplatin to include Japan. Certain commercialization milestone payments were eliminated while the Company retains rights to a total of US$5 million in commercialization milestone payments, payable in cash, if certain sales targets are achieved. The royalty rate on product sales that the Company is eligible to receive has been reduced, while the scope of sales that are subject to the royalty has been expanded to include sales by Poniard’s sublicensees. The previous royalty stream for sublicensing revenue has been reduced and restricted to the first year after this amendment.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.	Executive Officer

	Name of Executive Officer:	W.J. (Bill) Adams
Chief Financial Officer, Vice President, Finance,
Secretary and Treasurer

	Telephone Number:	604-530-1057

Item 9.	Date of Report

September 28, 2006

ANORMED INC.

“W.J. Adams”

Signature

W.J. (Bill) Adams,
Chief Financial Officer, Vice President, Finance,
Secretary and Treasurer

Name and Position of Signatory
When the tender offer is commenced by Millennium, AnorMED will file with the U.S. Securities and Exchange Commission (the “SEC”) and applicable securities commissions in Canada, a Directors’ Circular that will contain important information for shareholders to read, including the Board’s recommendation regarding the offer. The Directors’ Circular will be available free of charge on the SEC’s website at www.sec.gov, at www.sedar.com or from AnorMED’s Secretary at Suite 200 — 20353 64 th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished to the SEC and applicable securities commission in Canada by AnorMED may be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary.

AMENDMENT NO. 1 TO
LICENSE AGREEMENT
     THIS AMENDMENT NO. 1 TO LICENSE AGREEMENT (this “Amendment”), effective as of September 18, 2006 (the “Amendment Date”), is entered into between ANORMED INC. (“AnorMED”), a corporation organized and existing under the laws of Canada and having an office at #200 — 20353 64th Ave, Langley, BC Canada V2Y 1N5, and PONIARD PHARMACEUTICALS, INC. (“Poniard”), a corporation organized and existing under the laws of the State of Washington and having an office at 300 Elliott Avenue West, Suite 500, Seattle, WA 98119, with respect to the following facts:
     WHEREAS, AnorMED and Poniard (previously NeoRx Corporation) entered into that License Agreement dated as of April 2, 2004 (the “License Agreement”).
     WHEREAS, AnorMED and Poniard desire to amend the License Agreement in certain respects, all on the terms and conditions set forth below.
     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants set forth below, the parties hereby amend the License Agreement and otherwise agree as follows:
1.	Payments. In consideration of the rights granted hereunder, Poniard shall pay to AnorMED the following amounts at the times specified:
  1.1 On or before October 16, 2006, Poniard shall pay to AnorMED the sum of five million U.S. dollars (US$5,000,000).
  1.2 On or before March 31, 2007, Poniard shall pay to AnorMED an additional sum of five million U.S. dollars (US$5,000,000).
2.	Territory. In connection with the expansion of the Territory pursuant to Section 3.5 of this Amendment, the parties acknowledge and agree that the provisions in the License Agreement regarding providing information or rights to AnorMED’s licensees outside of the Territory, shall only apply with respect to any countries if and when excluded from the Territory in accordance with Section 4.2 (Decision Not to Commercialize) of the License Agreement.

3.	Amendments.
  3.1 The License Agreement is hereby amended by replacing all uses of “NeoRx Corporation” with “Poniard Pharmaceuticals, Inc.”, and replacing all uses of the defined term “NeoRx” with “Poniard.”
  3.2 Section 1.1(v) of the License Agreement is hereby amended by adding the following new sentence immediately following the end of Section 1.1(v):
    As used in this Agreement, “end user” shall mean, with respect to a Licensed Product, the first Person, that has not obtained from Poniard any license rights under

Section 3.1 other than the right to use, to which such Licensed Product is sold or otherwise transferred in an arm’s-length, good faith transaction.
  3.3 Section 1.1(dd) of the License Agreement is hereby amended and replaced in its entirety with the following:
(dd)	“Sublicensee” shall mean any Person who has obtained license rights from Poniard under the license granted to Poniard under Section 3.1, including, without limitation, sublicensees of Poniard and its Affiliates, sublicensees of such sublicensees (i.e. subsublicensees), distributors and any other Person who may sell or otherwise transfer Licensed Product to end users (as defined in Section 1.1(v)) of the Licensed Product, in each case under such license rights;
and each occurrence of the term “sublicensee” and “sublicensees” set out in the License Agreement is hereby replaced with the defined terms “Sublicensee” and “Sublicensees”, respectively.
  3.4 Section 1.1(ee) of the License Agreement is hereby amended and replaced in its entirety with the following:
(ee)	[intentionally omitted];
  3.5 Section 1.1(gg) of the License Agreement is hereby amended and restated in its entirety as follows:
(gg)	“Territory” shall mean world-wide;
  3.6 Section 6.3 of the License Agreement is hereby amended and restated in its entirety as follows:
  6.3 Milestone Payments
In consideration of the license granted under Article 3, Poniard shall pay to AnorMED the following milestone payments upon the first occurrence of each of the commercialization milestones set forth below:
(a)	[intentionally omitted];

(b)	[intentionally omitted];

(c)	[intentionally omitted];

(d)	[intentionally omitted]; and

(e)	[intentionally omitted].

For purposes of this Section 6.3, “control” in the definition of Affiliate shall mean direct or indirect beneficial ownership of 35% or greater interest in the income of a Person or such other relationship as, in fact, constitutes actual control.
  3.7 Section 6.4, subsection (a) of the License Agreement is hereby amended and restated in its entirety as follows:
(a)	[intentionally omitted];
  3.8 Section 6.4, subsection (b) of the License Agreement is hereby amended and restated in its entirety as follows:
(b)	Each milestone payment to be made by Poniard under Subsections 6.3(d) and 6.3(e) shall be made in cash, by certified cheque payable to the order of AnorMED or by bank transfer to the co-ordinates given by AnorMED to Poniard.
  3.9 Section 7.2 of the License Agreement is hereby amended and restated in its entirety as follows:
  7.2 Basic Royalty.
In consideration of the license granted under Article 3, Poniard shall pay to AnorMED, without duplication, in respect of each Licensed Product:
(a)	for all Patent Pending Countries where no Competition exists and all Issued Patent Countries, a royalty on Net Sales of such Licensed Product by Poniard and its Affiliates and any Sublicensees in each calendar year as follows:
(i)	[intentionally omitted];

(ii)	[intentionally omitted];

(iii)	[intentionally omitted]; and

(iv)	[intentionally omitted];and
(b)	for all Patent Pending Countries where Competition exists and all Know-How Countries, a royalty on Net Sales of such Licensed Product by Poniard and its Affiliates and any Sublicensees in each calendar year as follows:
(i)	[intentionally omitted];

(ii)	[intentionally omitted];

(iii)	[intentionally omitted];and

(iv)	[intentionally omitted];

in each of Subsections 7.2(a) and 7.2(b), until the later of either:

(c)	the date of expiration of the last Valid Claim within the AnorMED Patents covering the Licensed Product in the country of manufacture or sale, as applicable; or
(d)	the expiration of 10 years after First Commercial Sale of such Licensed Product in the country of sale.
For the purposes of this Section 7.2:
(e)	“Issued Patent Countries” shall mean any or all countries in the Territory where the Licensed Product sold is covered by one or more Valid Claims within the AnorMED Patents described in Paragraph 1.1(ii)(ii) of the definition of Valid Claim, either in the country of manufacture or in the country of sale;
(f)	“Patent Pending Countries” shall mean any or all countries in the Territory where the Licensed Product sold is covered by one or more Valid Claims within the AnorMED Patents described in Paragraph 1.1(ii)(i) of the definition of Valid Claim, but not a Valid Claim within the AnorMED Patents described in Paragraph 1.1(ii)(ii) of the definition of Valid Claim, either in the country of manufacture or in the country of sale; and
(g)	“Know-How Countries” shall mean any or all countries in the Territory where there is no Valid Claim either in the country of manufacture or in the country of sale, but AnorMED Know-How is necessary to make, have made, use, sell, offer for sale or import the Licensed Product, either in the country of manufacture or in the country of sale; and
(h)	“control” in the definition of Affiliate shall mean direct and indirect beneficial ownership of 35% or greater interest in the income of a Person or such other relationship as, in fact, constitutes actual control.
For purposes of clarification, no multiple royalties shall be due or payable under this Section 7.2 because the sale or manufacture of any Licensed Product is or shall be covered by more than one Valid Claim within the AnorMED Patents in the country of manufacture and/or the country of sale.
  3.10 Section 7.3 of the License Agreement is hereby amended and restated in its entirety as follows:
  7.3 Sublicensing Royalty
(a)	In this Section 7.3:

(i)	“Development Milestone Payments” shall mean all revenues, receipts, monies, milestone payments and research and development fees (in respect of research and development fees, only to the extent that same are in excess of reimbursement for the direct costs and Indirect Costs of research and development or pursuit of Regulatory Approval undertaken by Poniard or its Affiliates pursuant to a written research or development plan), payments (including amounts received from the sale of shares in the capital stock of Poniard in excess of the Current Market Price for such shares), license fees and the fair market value of all other consideration, collected or received by Poniard or its Affiliates whether by way of cash, equity, credit or any barter, benefit, advantage, or concession, that are contingent upon the achievement of an event or objective pursuant to a written research or development plan, and not merely the passage of time, and shall exclude amounts collected or received by Poniard or its Affiliates on account of Net Sales of Licensed Products;

(ii)	“Indirect Costs” shall mean costs incurred for the benefit of the Development Program or the commercialization of a Licensed Product, excluding directly identified costs (direct costs), and including facility rental costs; utilities costs; laboratory and manufacturing equipment depreciation; and salaries, vacation pay, sick leave pay, health insurance premiums, FICA taxes (or their equivalent) and pension costs for employees, but only to the extent that such employees’ work benefits the Development Program or the commercialization of a Licensed Product; and

(iii)	“Upfront Cash Payments” shall mean all revenues, receipts, monies and research and development fees (in respect of research and development fees, only to the extent that same are in excess of reimbursement for the direct costs and Indirect Costs of research and development or pursuit of Regulatory Approval undertaken by Poniard or its Affiliates pursuant to a written research or development plan), payments (including amounts received from the sale of shares in the capital stock of Poniard in excess of the Current Market Price for such shares), license fees and the fair market value of all other consideration, collected or received by Poniard or its Affiliates whether by way of cash, equity, credit or any barter, benefit, advantage, or concession, and shall exclude Development Milestone Payments and amounts collected or received by Poniard or its Affiliates on account of Net Sales of Licensed Products.
(b)	In consideration of the license granted under Article 3, Poniard shall pay to AnorMED:

(i)	in respect of any agreement entered into by Poniard or its Affiliates prior to March 18, 2007 for the sublicensing to a Third Party of any of its rights granted under Section 3.1, a royalty of [intentionally omitted] received by Poniard under such agreement; and
(ii)	in respect of any agreement entered into by Poniard or its Affiliates during the period following March 18, 2007 but prior to September 18, 2007 for the sublicensing to a Third Party of any of its rights granted under Section 3.1, a royalty of [intentionally omitted] received by Poniard under such agreement.
  3.11 Section 8.7(a)(i) of the License Agreement is hereby amended and restated in its entirety as follows:
(i)	in the case of Poniard, records of all sales of Licensed Products in the Territory, which shall show the manufacturing, sales, use and other disposition of Licensed Products in sufficient detail to determine the royalties payable to AnorMED pursuant to Section 7.2 and 7.3, if any; and
  3.12 Section 10.1(b) of the License Agreement is hereby amended by replacing the words “Subsections 7.2(a), 7.2(b) and 7.2(c)” on the sixth line thereof with the words “Subsections 7.2(a) and 7.2(b)”, and replacing the words “Subsection 7.2(d)” on the tenth line thereof with the words “Subsection 7.2(b)”, so as to read:
(b)	At any time during the Term, Poniard, in Poniard’s sole discretion, may determine that any particular Patent within the AnorMED Patents in any particular country in the Territory should not be prosecuted or maintained for legal or commercial reasons and, in such event, shall so notify AnorMED. Upon receipt of such notice, any Patents identified in such notice shall remain or be deemed to remain within the AnorMED Patents for the purposes of the grant of rights by AnorMED to Poniard pursuant to Article 3 of this Agreement and Poniard’s obligations pursuant to Subsections 7.2(a) and 7.2(b) for the payment of royalties for any such Patents shall remain unchanged and continue at the royalty rate for such Patent as of the date of Poniard’s notice to AnorMED, provided that where the discontinuance of the prosecution or maintenance of the Patent is due to reasons of lack of patentability, invalidity or unenforceability of the Patent, Poniard’s obligations pursuant to Subsection 7.2(b) for the payment of royalties for AnorMED Know-How shall apply. AnorMED, at AnorMED’s cost and expense and in AnorMED’s sole discretion, may continue prosecution and/or maintenance of any particular Patent identified in such notice.

4.	Miscellaneous. All terms used, but not defined, herein shall have the respective meanings set forth in the License Agreement. Except as otherwise expressly modified by this Amendment, the License Agreement shall remain in full force and effect in accordance with its terms. This Amendment shall be governed by the laws of the State of Washington and the United States of America applicable without regard to conflict of law provisions contained therein. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the parties have executed this Amendment effective as of the Amendment Date.

ANORMED INC.	PONIARD PHARMACEUTICALS, INC.

By:	By:

Name:	Name:

Title:	Title:
When the tender offer is commenced by Millennium, AnorMED will file with the U.S. Securities and Exchange Commission (the “SEC”) and applicable securities commissions in Canada, a Directors’ Circular that will contain important information for shareholders to read, including the Board’s recommendation regarding the offer. The Directors’ Circular will be available free of charge on the SEC’s website at www.sec.gov, at www.sedar.com or from AnorMED’s Secretary at Suite 200 — 20353 64 th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished to the SEC and applicable securities commission in Canada by AnorMED may be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

AnorMED Inc. (the “Company”)
Suite 200, 20353 — 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.	Date of Material Change

September 26, 2006

Item 3.	News Release

On September 26, 2006, the Company issued a press release relating to the material change. The press release was disseminated via Canada NewsWire.

Item 4.	Summary of Material Change

The Company entered into a support agreement on September 26, 2006 (the “Support Agreement”) with Millennium Pharmaceuticals, Inc. (“Millennium”) pursuant to which Millennium, or a wholly owned subsidiary thereof, has agreed to make a take-over bid to acquire all of the issued and outstanding common shares of the Company (the “Shares”), including all Shares issuable on the exercise of stock options outstanding as of September 26, 2006, for US$12.00 per share in cash (the “Offer”).

Item 5.	Full Description of Material Change

The Company has entered into the Support Agreement on September 26, 2006 with Millennium pursuant to which Millennium, or a wholly owned subsidiary thereof, has agreed to make a take-over bid to acquire all of the issued and outstanding Shares, including all Shares issuable on the exercise of stock options of the Company outstanding as of September 26, 2006, for US$12.00 per share in cash.

The board of directors of the Company has unanimously: (i) determined that the Offer is fair from a financial point of view to all holders of common shares (“Shareholders”) and that it is in the best interests of the Company; (ii) approved the Support Agreement; and (iii) resolved that it will recommend acceptance of the Offer by the Shareholders.

The Support Agreement provides for a non-solicitation covenant on the part of the Company, the ability of the Company, subject to certain conditions, to withdraw, modify or change any recommendation regarding the Offer, or approve, recommend or enter into an agreement with respect to a Superior Proposal (as defined in the Support Agreement) if the Company receives a Superior Proposal prior to the expiry of the Offer, a right in favour of Millennium to match any Superior Proposal, and the payment of a non-completion fee of U$19.5 million under certain circumstances. The Company’s Chairman and various funds advised by Baker Brothers Advisors, collectively representing approximately 21.5% of the outstanding Shares of the Company on a fully diluted basis, have entered into agreements with Millennium to tender their shares to the Offer, subject, among other things, to their ability to withdraw such support in the event of a Superior Proposal.

The Offer is subject to customary conditions including: acceptance of the Offer by shareholders owning not less than 66 2/3 percent of the Shares on a fully diluted basis, receipt of requisite regulatory approvals, and there being no material adverse changes with respect to the Company.

The Support Agreement will be available on the System for Electric Data Analysis and Retrieval (SEDAR) at http://www.sedar.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.	Executive Officer

	Name of Executive Officer:	W.J. (Bill) Adams
Chief Financial Officer, Vice President, Finance,
Secretary and Treasurer

	Telephone Number:	604-530-1057

Item 9.	Date of Report

September 28, 2006

ANORMED INC.

"W.J. (Bill) Adams”

Signature

W.J. (Bill) Adams,
Chief Financial Officer, Vice President, Finance,
Secretary and Treasurer

Name and Position of Signatory
When the tender offer is commenced by Millennium, AnorMED will file with the U.S. Securities and Exchange Commission (the “SEC”) and applicable securities commissions in Canada, a Directors’ Circular that will contain important information for shareholders to read, including the Board’s recommendation regarding the offer. The Directors’ Circular will be available free of charge on the SEC’s website at www.sec.gov, at www.sedar.com or from AnorMED’s Secretary at Suite 200 — 20353 64 th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished to the SEC and applicable securities commission in Canada by AnorMED may be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary.